Exhibit (a)(38)

Evan J. Smith (SBN 242352)

BRODSKY & SMITH, LLC

9595 Wilshire Blvd.

Beverly Hills, CA 90212

Telephone: (877) 534-2590

Facsimile: (310) 247-0160

esmith@brodsky-smith.com

Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

MICHAEL DERFLER, Individually and on behalf of	)	NO. ‘12 CV0564 W WMc
all others similarly situated,	)
	)	CLASS ACTION COMPLAINT
Plaintiff,	)
)
)
v.	)
)
ILLUMINA, INC., WILLIAM H. RASTETTER,	)
JAY T. FLATLEY, BLAINE BOWMAN, DANIEL	)
M. BRADBURY, KARIN EASTHAM, PAUL C. GRINT,	)
GERALD MOLLER, DAVID R. WALT,	)
and ROY WHITFIELD,	)
)
Defendants.	)
)

CLASS ACTION COMPLAINT

Plaintiff Michael Derfler (“Plaintiff”), by and through his attorneys, on behalf of himself and all other similarly situated, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this action on behalf of the public stockholders of Illumina, Inc. (“Illumina” or the “Company”) against the Company’s Board of Directors (“Board” or the “Individual Defendants”) for their breaches of fiduciary duty arising out of their self-interested

PLAINTIFF’S CLASS ACTION COMPLAINT

refusal to enter into meaningful discussions or negotiations in response to multiple offers to acquire the Company made by Roche Holding AG (“Roche”) at prices well above Illumina’s market price (“Proposed Transaction”). This action arises out of defendants’ violations of state law and Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”) and US Securities and Exchange Commission (“SEC”) Rule 14a-9 promulgated thereunder.

2. The Board has repeatedly and unreasonably refused to enter meaningful negotiations regarding a potential transaction with Roche in spite of numerous premium offers for all of the Company’s outstanding shares. Indeed, most recently, the Board unanimously rejected a $5.7 billion unsolicited bid from Roche even though it represented more than a 64% premium over current trading prices.

3. Instead of using Illumina’s strong interest as leverage to negotiate for a higher price, the Board has decided to hide behind a stockholder rights plan (“Poison Pill”) as a defense against the Proposed Transaction.

4. In addition, by making misleading statements and material omissions in the Company’s Recommendation Statement on Schedule 14D-9 dated February 7, 2012 (“Recommendation Statement”), Defendants violated Sections 14(e) and 20(a) of the Exchange Act. As set forth below, the Recommendation Statement fails to disclose material information to Illumina stockholders necessary for them to make a fully-informed decision on whether to tender into Roche’s offer. These omissions and misstatements constitute both a breach of the defendants’ fiduciary duties to shareholders, as well as a violation of Sections 14(e) and 20(a) of the Exchange Act.

5. In this action, Plaintiff seeks: (i) a determination that the Board’s conduct constitutes an unreasonable, disproportionate response to Roche’s high premium offer; and (ii) an injunction and other appropriate relief to enjoin the Illumina’s directors from using the Poison Pill.

PLAINTIFF’S CLASS ACTION COMPLAINT

PARTIES

6. Plaintiff currently holds shares of common stock of Illumina and has held such shares at all relevant times. Plaintiff resides in Texas.

7. Defendant Illumina is a Delaware Corporation with its prMichael Derflerincipal executive offices located at 5200 Research Place, San Diego, California 92122.

8. Defendant William H. Rastetter has been a member of the Board since 1998 and Chairman of the Board since January 2005. Mr. Rastetter received $452,215 for serving as a director of the Company for fiscal year ended January 2, 2011. Mr. Rastetter resides in California.

9. Defendant Jay T. Flatley has been a member of the Board, President and Chief Executive Officer since 1999. Mr. Flatley received $6,608,974 for fiscal year ended January 2, 2011 for serving as a Company executive. Mr. Flatley resides in California.

10. Defendant Blaine Bowman has been a member of the Board since January 2007. Mr. Bowman received $452,215 for serving as a director of the Company for fiscal year ended January 2, 2011. Mr. Bowman resides in California.

11. Defendant Daniel M. Bradbury has been a member of the Board since January 2004. Mr. Bradbury received $419,940 for serving as a director of the Company for fiscal year ended January 2, 2011. Mr. Bradbury resides in California.

12. Defendant Karin Eastham has been a member of the Board since July 2004. Ms. Eastham received $459,293 for serving as a director of the Company for fiscal year ended January 2, 2011. Ms. Eastham resides in California.

13. Defendant Paul C. Grint has been a member of the Board since April 2005. Mr. Grint received $763,003 for serving as a director of the Company for fiscal year ended January 2, 2011. Mr. Grint resides in California.

PLAINTIFF’S CLASS ACTION COMPLAINT

14. Defendant Gerald Moller has been a member of the Board since July 2010. Mr. Moller received $443,727 for serving as a director of the Company for fiscal year ended January 2, 2011. Mr. Moller resides in Germany.

15. Defendant David R. Walt has been a member of the Board since June 1998 and is one of the Company’s founders. Mr. Walt received $412,215 for serving as a director of the Company for fiscal year ended January 2, 2011. Mr. Walt resides in Massachusetts.

16. Defendant Roy Whitfield has been a member of the Board since January 2007. Mr. Whitfield received $448,727 for serving as a director of the Company for fiscal year ended January 2, 2011. Mr. Whitfield resides in California.

17. Defendants Rastetter, Flatley, Bowman, Bradbury, Eastham, Grint, Moller, Walt, and Whitfield are collectively referred to hereinafter as the “Individual Defendants” or the “Board.”

JURISDICTION AND VENUE

18. Jurisdiction is founded upon both federal question jurisdiction, pursuant to § 27 of the Exchange Act, as amended, 15 U.S.C. § 78aa, and 28 U.S.C. § 1332 and upon diversity jurisdiction under 28 U.S.C. §1331 because there is complete diversity between the parties, and the matter in controversy exceeds the sum or value of $75,000. This Court has supplemental jurisdiction over the state law claims asserted herein pursuant to 28 U.S.C. § 1367(a).

19. Venue is proper under 28 U.S.C. §1391(b)(2) because Illumina maintains offices in this District, and a substantial part of the events or omissions giving rise to the claim occurred in this District. Moreover, each of the Individual Defendants as Company officers and/or directors has extensive contacts within this District.

PLAINTIFF’S CLASS ACTION COMPLAINT

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

20. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Illumina and owe them a duty of care, loyalty, good faith, candor, and independence.

21. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

a.	adversely affects the value provided to the corporation’s shareholders;

b.	favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c.	adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

d.	will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

22. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

a.	participating in any transaction where the Individual Defendants’ loyalties are divided;

b.	participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

c.	unjustly enriching themselves at the expense or to the detriment of the public shareholders.

23. Once the Illumina Board made the decision to refuse to entertain Roche’s offer to purchase the Company, their role shifted from defenders and managers of the corporate entity to auctioneers charged with the affirmative duty to obtain the highest value reasonably obtainable for

PLAINTIFF’S CLASS ACTION COMPLAINT

the shareholders. The Illumina Board’s actions in connection with the Proposed Transaction were taken outside of the scope of the business judgment rule, and Plaintiff charges that they have breached their duty to maximize shareholder value by failing to act diligently, reasonably and on a fully informed basis with regard entertaining Roche’s offer or even engaging in negotiations or discussions with Roche.

24. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with Roche’s offer and attempts to engage in merger negotiations, have knowingly or recklessly violated their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to Plaintiff and other public shareholders of Illumina.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 on behalf of all holders of Illumina common stock who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

26. This action is properly maintainable as a class action because:

a.	The Class is so numerous that joinder of all members is impracticable. As of January 31, 2012, Illumina had approximately 122.327 million shares of common stock outstanding.

b.	There are questions of law and fact that are common to the Class, including the following:

i)	whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii)	whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

PLAINTIFF’S CLASS ACTION COMPLAINT

iii)	whether the Recommendation Statement contains material misstatements or omissions; and

iv)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c.	Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d.	Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e.	The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for the party opposing the Class.

f.	Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

I.	Background

27. Illumina develops, manufactures, and markets life science tools and integrated systems for the analysis of genetic variation and biological function in North America, Europe, Latin America, the Asia-Pacific, the Middle East, and South Africa. Illumina provides innovative sequencing and array-based solutions for genotyping, copy number variation analysis, methylation

PLAINTIFF’S CLASS ACTION COMPLAINT

studies, gene expression profiling, and low-multiplex analysis of DNA, RNA, and protein. Illumina also provide tools and services that are fueling advances in consumer genomics and diagnostics. The Company serves genomic research centers, academic institutions, government laboratories, and clinical research organizations, as well as pharmaceutical, biotechnology, agri-genomics, and consumer genomics companies. It sells its products directly and through distributors.

II.	The Board’s Refusal to Negotiate with Roche

28. On November 1, 2011, a member of Roche’s board spoke with Mr. Rastetter and expressed Roche’s interest in Illumina and requested a meeting. Illumina agreed to a meeting in San Diego on December 13, 2011.

29. On December 13, 2011, Roche’s Chairman and the Roche board member met Mr. Flatley and Mr. Rastetter to discuss Roche’s strategic interest in Illumina.

30. On December 21, 2011, Roche’s Chairman indicated to Illumina that Roche would be willing to consider a price of up to 50% over Illumina’s then-current share price of $26.71.

31. On December 22, 2011, a news story was published on Bloomberg speculating about a transaction between the parties, which caused Illumina’s stock price to jump 7%.

32. On December 28, 2011, Mr. Flatley told Roche’s Chairman that Illumina would be unable to convene its Board until the end of January, but that the Board would try to consider the issue sooner.

33. On January 3, 2012, Roche sent Illumina a private letter to formally propose an all-cash offer of $40.00 per share.

34. On January 17, 2012, Illumina convened a Board meeting and on January 19, 2012, the Board sent a letter to Roche formally rejecting the $40.00 per share offer.

PLAINTIFF’S CLASS ACTION COMPLAINT

III.	Illumina’s Refusal to Negotiate Forces Roche to Go Public With Its Offer

35. On January 25, 2012, Roche publicly announced the Proposed Transaction whereby it would acquire all outstanding shares of the Company for $44.50 per share in cash. It stated:

Roche (SIX: RO, ROG; OTCQX: RHHBY) announced today that it is proposing to acquire all outstanding shares of Illumina, Inc. (NASDAQ:ILMN) for $44.50 per share in cash, or an aggregate of approximately $5.7 billion on a fully diluted basis. This offer represents a 64% premium over Illumina’s stock price on December 21, 2011 – the day before market rumors about a potential transaction between Roche and Illumina drove Illumina’s stock price significantly higher – a 61% premium over the one-month historical average and a 43% premium over the three-month historical average of Illumina’s share price, both as of December 21. It also represents a 30.1x multiple of Illumina’s projected forward earnings based upon analysts’ current consensus estimates for 2012.

Together, the capabilities of Roche’s Diagnostics Division and Illumina, a leading provider of integrated systems for DNA sequencing, will strengthen Roche’s position in Sequencing and Microarrays to address the growing demand for genetic/genomic solutions. In addition, Roche’s extensive diagnostics experience and global presence will help accelerate the transition of DNA sequencing into clinical and routine diagnostics. DNA sequencing is expected to help to discover complex biomarkers that could become companion diagnostics and be paired with specific treatments in the long-term.

Severin Schwan, CEO of Roche Group, said, “Roche’s all-cash offer of $44.50 per share represents full and fair value for Illumina and we expect that Illumina’s shareholders will welcome the opportunity to sell their shares at a significant premium to current market prices. It is our strong preference to enter into a negotiated transaction with Illumina, and we remain willing to engage in a constructive dialogue with Illumina to jointly develop an optimal strategy for maximizing the value of our combined business.”

Roche has made multiple efforts to engage with Illumina in order to reach a negotiated transaction, but Illumina has been unwilling to participate in substantive discussions. Roche has therefore decided to promptly commence a tender offer to purchase all of the outstanding shares of common stock of Illumina for $44.50 per share in cash. In addition, Roche will nominate a slate of highly qualified, independent candidates for election to Illumina’s Board of Directors and propose certain other matters for the consideration of Illumina’s shareholders at Illumina’s 2012 annual meeting, which, if adopted, would result in Roche-nominated directors comprising a majority of the Illumina board.

Daniel O’Day, COO, Roche Diagnostics Division, said, “The proposed acquisition will strengthen Roche’s current offering in the Life Science market by providing complementary solutions to our current portfolio. Our ability to offer a total solution to researchers will help enable the discovery of complex new biomarkers improving drug discovery and the selection of patients most likely to respond to a targeted treatment with high clinical relevance. In addition, by building on Illumina’s capabilities Roche will be able to use its scale, global distribution and diagnostic test development expertise to develop new diagnostic tests that serve patients and customers even more effectively.”

PLAINTIFF’S CLASS ACTION COMPLAINT

Roche intends to combine its existing Roche Applied Science business with Illumina and move the business area’s headquarters to San Diego, California. Roche also plans to maintain operations in Penzberg, Germany, the current headquarters of Roche Applied Science.

Roche’s offer will be subject to customary conditions, including the tender of a majority of Illumina’s shares of common stock. The offer will be financed from available cash on Roche’s balance sheet and borrowings under its credit facilities and therefore will not require a financing condition.

36. In the January 25, 2012 press release, Roche also disclosed a letter that Roche’s President and CEO, Severin Schwan, sent to Illumina’s Board. The letter to the Board stated:

While I appreciate the time you have taken to speak with me over the course of the last several weeks, the lack of any substantive progress in our efforts to negotiate a business combination between Illumina and Roche, and your January 18 letter confirming your board’s lack of interest in such a transaction, has led us to decide to publicly disclose our proposal to acquire all outstanding shares of Illumina at a price of $44.50 per share in cash. Accordingly, we will make this letter public simultaneously with my sending it to you.

Roche’s offer price of $44.50 per share in cash represents a substantial premium to Illumina’s unaffected market prices: a premium of 64% over Illumina’s closing stock price on December 21, 2011 – the day before market rumors about a potential transaction between Roche and Illumina drove Illumina’s stock price significantly higher – a 61% premium over the one month historical average and a 43% premium over the three month historical average of Illumina’s share price, both as of December 21. It also represents a 30.1x multiple of Illumina’s projected forward earnings based upon analysts’ consensus estimates for 2012.

This is a compelling offer and we are confident that your stockholders will find it extremely attractive. We hope that your board will now take the opportunity to negotiate a transaction that will allow your shareholders to realize this substantial value.

We believe that our proposal presents a unique opportunity for Roche and Illumina and their respective stockholders and Roche believes that it is imperative to continue to pursue this matter. The price, with the large premium it represents, is a full and fair one. We have available cash on our balance sheet and borrowings under our credit facilities to complete the transaction and we therefore will not require a financing condition.

As I have expressed to you previously, we are mindful that you and your management team have contributed greatly to Illumina’s success. Roche contemplates continued employment of Illumina’s management and employees following the consummation of a transaction and we are prepared to work with you to develop mutually satisfactory employment arrangements. We intend to continue the Illumina legacy within the Roche Diagnostics Division, and to maintain the Illumina brand. To that end, we intend to combine our existing 4/6 Roche Applied Science business with Illumina and move the business area’s headquarters to San Diego, California. We believe this approach should be attractive to your management and employees.

PLAINTIFF’S CLASS ACTION COMPLAINT

Roche has attempted to engage Illumina’s management and Board of Directors in a discussion on the merits of a business combination. Unfortunately, Illumina has been unwilling to engage in any meaningful dialogue on this matter. Therefore, while Roche continues to prefer a negotiated transaction with Illumina, Roche intends to promptly commence a tender offer to purchase all of the outstanding shares of common stock of Illumina for $44.50 per share in cash. Additionally, in view of your board’s response, we plan to nominate a slate of directors and make certain other proposals for the consideration of shareholders at Illumina’s 2012 annual meeting which, if adopted, would result in Roche-nominated directors comprising a majority of your board.

We have engaged Greenhill & Co., LLC and Citigroup Global Markets Inc. as financial advisors and Davis Polk & Wardwell LLP as legal counsel to assist in completing this transaction. If you are willing to fully engage with us, we and our advisors are ready to meet with your representatives at any time to discuss this proposal and to answer any questions you have. We believe that time is of the essence and are prepared to move forward expeditiously by committing all necessary resources to complete a transaction promptly. If you are interested in discussing a possible negotiated transaction, please contact me as soon as possible.

37. On January 25, 2012 Illumina issued a press release stating that the Illumina Board would review the Proposed Transaction and further stating that “Illumina stockholders are advised to take no action at this time pending the Board’s recommendation.”

IV.	The Board Fortifies Its Defensive Measures

38. Instead of using Roche’s strong interest as leverage to negotiate for a higher price, the Board adopted anti-takeover defensive measures. Through the adoption of a Poison Pill Illumina’s Board constructed a nearly insurmountable defense to hostile offers, removing any doubt that Illumina would seek to remain independent at nearly any cost.

39. Specifically, on January 26, 2012 Illumina announced that it was adopting a Poison Pill that would trigger when any person or entity acquires 15% or more of Illumina’s stock. The Poison Pill will remain effective until 2017. The effect of the Poison Pill is to make a takeover prohibitively expensive. Thus by adopting the Poison Pill, the Board has effectively prevented Roche from consummating any tender offer for the Company. In a press release the Illumina Board stated:

SAN DIEGO—(BUSINESS WIRE)—Jan. 26, 2012 — Illumina, Inc. (NASDAQ:ILMN), a leading developer, manufacturer, and marketer of life science tools and integrated systems for the analysis of genetic variation and function (the “Company”), announced today that its Board of Directors (the “Board”) adopted a Rights Agreement, pursuant to which one preferred stock purchase right will be distributed as a dividend on each share of the Company’s common stock held of

PLAINTIFF’S CLASS ACTION COMPLAINT

record as of the close of business on February 6, 2012 (the “Rights”). Initially, the Rights will be represented by the Company’s common stock certificates, or by the registration of uncertificated shares of common stock in the Company’s share register, and will not be exercisable.

The Rights Agreement, which is designed to deter coercive or otherwise unfair takeover tactics, was adopted in response to the announcement by Roche (RHHBY.PK) of its unsolicited acquisition proposal to acquire all of the outstanding shares of Illumina’s common stock for $44.50 per share in cash.

“Consistent with its fiduciary duties, the Illumina Board has taken this action to ensure that our stockholders receive fair treatment and protection in connection with any proposal or offer to acquire the Company, including the proposal announced by Roche, and to provide stockholders with adequate time to properly assess any such proposal or offer without undue pressure while also safeguarding their opportunity to realize the long-term value of their investment in the Company,” said Jay Flatley, Chief Executive Officer of Illumina.

Under the Rights Agreement, with certain exceptions, if any person or group becomes the beneficial owner of 15% or more of the Company’s common stock (which, as provided in the Rights Agreement, includes stock referenced in derivative transactions and securities), then each Right not beneficially owned by such beneficial owner will entitle its holder to purchase, at the Rights’ then-current exercise price, shares of the Company’s common stock having a market value of twice the Rights’ then-current exercise price. In addition, with certain exceptions, if, after any person or group has become a beneficial owner of 15% or more of the Company’s common stock, the Company becomes involved in a merger or other business combination, each Right will entitle its holder (other than such 15% or more beneficial owner) to purchase, at the Right’s then-current exercise price, common shares of the acquiring company having a value of twice the Rights’ then-current exercise price.

Further details about the Rights Agreement will be contained in a Form 8-K to be filed with the Securities and Exchange Commission (the “SEC”) by the Company.

V. Roche Launches Tender Offer

40. On January 27, 2012, Roche announced that due to the actions of the Board that it would launch a tender offer for the Company. However, Roche conditioned this offer on the Board rescinding the Poison Pill. An Illumina press release stated:

SAN DIEGO—(BUSINESS WIRE)—Jan. 27, 2012— Illumina, Inc. (NASDAQ:ILMN) (“the Company”), a leading developer, manufacturer, and marketer of life science tools and integrated systems for the analysis of genetic variation and function, today confirmed that Roche (RHHBY.PK) has commenced its previously announced unsolicited tender offer to acquire all of the outstanding shares of Illumina’s common stock for $44.50 per share in cash.

As indicated following Roche’s announcement of its proposal on January 24, 2012, Illumina’s Board of Directors, consistent with its fiduciary duties and in consultation with its financial and legal advisors, will thoroughly review the offer to determine a course of action that it believes is in the best interests of Illumina stockholders. The Board intends to advise stockholders of its formal position regarding the tender offer

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within ten business days by making available to stockholders and filing with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Illumina’s stockholders are advised to take no action at this time pending the review of the tender offer by the Company’s Board.

Illumina reaffirmed the preliminary unaudited fourth quarter and 2011 fiscal year financial results disclosed at the JP Morgan Healthcare Conferenceon January 10, 2012, including fourth quarter revenue of approximately $250 million and fourth quarter estimated pro forma earnings of $0.34 per share. Also as disclosed at the JP Morgan Healthcare Conference, the Company reaffirmed its expectation that it will meet or exceed equity analyst estimates for 2012 and will resume providing guidance on its fourth quarter earnings call.

In light of the commencement of Roche’s unsolicited tender offer, Illumina also announced that it will postpone its previously scheduled fourth quarter and fiscal year 2011 earnings announcement and related conference call with analysts, investors, and other interested parties. The Company expects to issue fourth quarter and 2011 full year financial results concurrent with the Board’s completion of its review of Roche’s unsolicited tender offer and the issue of its recommendation.

VI. The Board Unjustifiably Rejects the Proposed Transaction

41. In a February 7, 2012 press release, Illumina announced that it had formally rejected the Proposed Transaction, stating that the offer “undervalues Illumina and is contrary to the best interests of Illumina’s stockholders.” The Company sought to characterize the offer as inadequate by stating that it earned $43.5 million in the fourth quarter on an adjusted basis, up 6.3% from the same time a year ago.

42. According to a February 7, 2011 article in The New York Times on February 7, 2011, however, “[t]hese figures exclude a number of accounting charges including the Company’s move to new headquarters and factor in convertible debt and certain options. On the basis of generally accepted accounting principles, Illumina’s quarterly earnings fell 70%.”

VII. Roche Remains Committed To Acquiring Illumina

43. On February 27, 2012, Roche announced that it had extended its Tender Offer until March 23, 2012.

VIII. The Board’s Adoption of a Poison Pill is a Clear Breach of its Fiduciary Duties

44. The Board’s failure to properly negotiate with Roche deprives shareholders of significant value. If the Board were to engage in productive negotiations or seek competing bids, Roche would likely increase its offer. However, instead of acting in the best interest of the shareholders the Board has acted in its own self interest.

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45. The Poison Pill adopted by Illumina can block a hostile bid by making it prohibitively expensive. Should Roche or another bidder own 15 percent or more of Illumina’s stock, other shareholders will be able to exercise the rights to buy new common stock. The Poison Pill, which grants shareholders the right to buy Illumina shares at half price, will cause substantial dilution to any group, such as Roche, attempting to acquire the Company without the Board’s approval. The Poison Pill’s main purpose is to entrench the Board and management, rather than allow shareholders to maximize their interest in Illumina.

46. Under the Company’s certificate of incorporation, its nine directors are divided into three classes and each class is elected for a three year term. As a result, Roche will likely have to wait at least two years and run two successive proxy contests to replace a majority of the Board and attempt to redeem the Poison Pill.

47. With these defensive measures in place, the Company has made it nearly impossible for Roche to acquire a majority of Illumina’s shares or take control of the the Board, thereby foreclosing any opportunity to maximize shareholder value through an acquisition by Roche.

48. Management desire to entrench itself is further made evident by the fact that the Company has outlined a “golden parachute” compensation plan for its executives if they lose their jobs within two years of an acquisition.

49. Furthermore, industry analysts support the Proposed Transaction. According to a January 26, 2012 Bloomberg article, Erik Gordon, a professor at the Ross School of Business at the University of Michigan, sees Roche and Illumina as a perfect fit. Professor Gordon stated, “On its own, Illumina will have trouble reaching the broader clinical markets for its devices and will remain dependent on the shaky government-funded markets . . . As part of Roche, it quickly gets through the door at clinics worldwide.”

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50. In light of the fact that the Company’s stock price decreased by about 50% in 2011 it is irresponsible for the Individual Defendants to not engage in substantive negotiations. The Individual Defendants’ rejection of the Proposed Transaction also ignores the mounting pressures of an uncertain future. Due to price pressure on sequencing machines and the prospect of government funding cuts for academic labs—Illumina’s traditional customer base—sales will not expand as Illumina promised its shareholders.

51. Additionally, Illumina faces increasing competition that make Illumina’s growth prospects more uncertain. Specifically, new gene sequencing products launched this year by Oxford Nanopore of the United Kingdom and Carlsbad-based Life Technologies will likely hurt Illumina’s sales.

52. The Individual Defendants’ failure to properly negotiate with Roche is clearly designed to entrench themselves at the expense of generating a significant return for Illumina’s shareholders. The Individual Defendants’ actions are clearly in violation of their fiduciary duties.

IX. The Recommendation Statement Omits Material Information

53. It is critical that the shareholders receive complete and accurate information about the Proposed Transaction. To date, defendants have failed to provide the Company’s shareholders with that information. As set forth in more detail below, the Recommendation Statement omits material information that is necessary for stockholders to decide whether to accept or reject the Proposed Transaction, including:

a.	The Recommendation Statement fails to disclose Illumina’s potential “Growth Opportunities,” what constitutes its “promising pipeline,” and management’s financial projections for Illumina, all of which are necessary for shareholders to evaluate whether Roche’s offer properly valued the Company.

b.	The Recommendation Statement fails to disclose other strategic alternatives the Board considered when rejecting the Proposed Transaction.

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c.	The Recommendation Statement fails to disclose the nature of the Board’s review of Illumina’s strategic plan on December 14, 2011, January 15, 2012, January 17, 2012, and February 2, 2012.

d.	The Recommendation Statement fails to disclose the nature of the other opportunities discussed by the Board on January 17, 2012.

e.	The Recommendation Statement fails to disclose the financial analysis provided by Goldman Sachs and Merrill Lynch on February 2, 2012 and February 7, 2012, which recommended that the Proposed Transaction be rejected and upon which the Board purported to rely when rejecting the Proposed Transaction.

X. Goldman Sachs’ Conflict of Interest

54. The Recommendation Statement disclosed that Goldman Sachs is serving as Illumina’s outside financial advisor. In 2007, Illumina issued a convertible note to Goldman Sachs and another bank with a conversion price of $21.83 per share. Subsequently, the conversion price was increased to $31.44 per share. As a result of a series of transactions with Goldman Sachs and another bank, if the Proposed Transaction at $44.50 per share were successful, Illumina would be required to pay Goldman Sachs $272.8 million for the cancellation of warrants. Further, to hedge its risk in the derivative transactions, Goldman Sachs sold short approximately 10.2 million shares of Illumina, which would cost Goldman Sachs $454 million if the Proposed Transaction were consummated. Despite this obvious conflict, the Board determined to retain Goldman Sachs.

55. Furthermore, in connection with the Proposed Transaction, Goldman Sachs stands to reap 0.42% of any transaction, a fixed dollar amount of $17.7 million if Roche abandons its bid, and up to $2.3 million if Roche increases its offer but the transaction is not consummated.

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FIRST CAUSE OF ACTION

(Brought Individually Against the Individual Defendants and

Illumina for Violation of §14(e))

56. Plaintiff repeats and realleges each allegation set forth herein.

57. The Individual Defendants and Illumina have caused the Recommendation Statement to be issued with material omissions and misleading statements.

58. The Recommendation Statement is an essential link in the accomplishment of the Proposed Transaction.

59. In the exercise of reasonable care, the Individual Defendants and Illumina should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render it non-misleading.

60. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his right to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the tender offer deadline.

SECOND CAUSE OF ACTION

(Brought Individually Against the Individual Defendants for Violation of § 20(a))

61. Plaintiff repeats and realleges each allegation set forth herein.

62. The Individual Defendants acted as controlling persons of Illumina within the meaning of §20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of Illumina and their participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Recommendation Statement, they had the power to influence and control, and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which plaintiff contends are false and misleading.

PLAINTIFF’S CLASS ACTION COMPLAINT

63. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

64. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were all involved in reviewing the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered, descriptions which must have had input from the Individual Defendants. The Recommendation Statement at issue contains the recommendation of all of the Individual Defendants to reject the Proposed Transaction. They were thus directly involved in the making of these documents.

65. By virtue of the foregoing, the Individual Defendants have violated §20(a) of the 1934 Act.

66. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated §14(e) and SEC Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Individual Defendants are liable pursuant to §20(a) of the 1934 Act. As a direct and proximate result of the Individual Defendants’ conduct, Illumina and its shareholders will be irreparably harmed.

THIRD CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties on Behalf of

Plaintiff and the Class)

67. Plaintiff repeats and realleges each allegation set forth herein.

PLAINTIFF’S CLASS ACTION COMPLAINT

68. Defendants have violated fiduciary duties owed to the public shareholders of Illumina and have acted to put their personal interests ahead of the interests of Illumina shareholders.

69. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, have violated their fiduciary duties by disenfranchising Illumina’s public shareholders, and by failing to give adequate consideration to a potential sale of the Company at a considerable premium to the public shareholders of the Company.

70. As demonstrated by the allegations above, Defendants failed to exercise the care required, and breached their duties owed to the shareholders of Illumina because, among other reasons:

a.	they have failed to properly and adequately consider expressions of interest to acquire the Company or take other necessary steps to maximize the value of Illumina to its public shareholders;

b.	they failed to properly maximize the value of Illumina common stock; and

c.	they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships in connection with their refusal to consider bona fide and legitimate expressions of interest to acquire the Company at a premium.

71. Because the Individual Defendants dominate and control the business and corporate affairs of Illumina, and are in possession of private corporate information concerning Illumina’s assets (including the knowledge of any other undisclosed bids for the Company), business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Illumina which makes it inherently unfair for them to reject any proposed transaction for the sole purpose of entrenching themselves as managers and directors of the Company, to the exclusion of maximizing shareholder value.

PLAINTIFF’S CLASS ACTION COMPLAINT

72. By reason of the foregoing acts, practices and course of conduct, the Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

73. As a result of Defendants’ acts, practices and course of conduct, Plaintiff and the Class have been and will be harmed.

74. Defendants are engaging in self dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

JURY DEMAND

Plaintiff demands a trial by jury.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against Defendants as follows:

A.	Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

B.	Declaring that Defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties owed to Plaintiff and the Class;

C.	Declaring that the Defendants’ refusal to negotiate with Roche is a breach of their fiduciary duties and was therefore unlawful;

D.	Requiring the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for any combination of the Company with Roche is completed and highest possible price is obtained;

E.	Imposing a constructive trust, in favor of Plaintiff and the Class, upon any benefits, property or value improperly received by Defendants and/or traceable thereto and/or in the possession of any of the Defendants as a result of their wrongful conduct;

PLAINTIFF’S CLASS ACTION COMPLAINT

F.	Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

G.	Awarding compensatory damages in favor of Plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of Defendants’ wrongdoing alleged herein, in an amount to be determined at trial, together with interest thereon;

H.	Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’, accountants’, and experts’ fees; and

I.	Granting such other and further relief as may be just and proper.

Dated: March 6, 2012	Respectfully submitted, BRODSKY & SMITH, LLC

By:
Evan J. Smith
9595 Wilshire Boulevard, Suite 900 Beverly Hills, CA 90212 Telephone: (877) 534-2590

BROWER PIVEN A Professional Corporation
David A.P. Brower Brian C. Kerr 488 Madison Avenue, Eighth Floor New York, NY 10022 Telephone: (212) 501-9000 Counsel for Plaintiff

PLAINTIFF’S CLASS ACTION COMPLAINT